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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Register.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75914G 10 1
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 4 pages

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CUSIP NO. 75914G 10 1

       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Peter A. Forman

       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                               |_|
           (b)                                                               |_|

       3.  SEC Use only

       4.  Citizenship or Place of Organization   United States

Number of           5.  Sole Voting Power    3,774,149*
Shares
Beneficially        6.  Shared Voting Power      -0-
Owned by
Each                7.  Sole Dispositive Power     3,774,149*
Reporting
Person With:        8.  Shared Dispositive Power     -0-

       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       3,774,149*

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11. Percent of Class Represented by Amount in Row (9) 10.3% based on shares outstanding as of February 12, 2001.

      12.  Type of Reporting Person          IN

* Represents (i) 2,874,922 shares of common stock, (ii) warrants to purchase 549,227 shares of common stock and (ii) 350,000 shares of common stock held by Forman Capital Partners I, LP.


                                Page 2 of 4 pages
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Item 1.

     (a)   Name of Issuer
                  Register.com, Inc.

     (b)   Address of Issuer's Principal Executive Offices
                  575 Eighth Avenue
                  11th Floor
                  New York, NY 10018

Item 2.

     (a)   Name of Person Filing
                  Peter A. Forman

     (b)   Address of Principal Business Offices or, if none, Residence
                  130 Shore Rd.
                  Port Washington, New York
                  11050

     (c)   Citizenship
                  United States

     (d)   Title of Class of Securities
                  Common Stock, Par Value $0.0001 per share.

     (e)   CUSIP Number
                  75914G 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.  Ownership

    (a)    Amount Beneficially Owned:  3,774,149*.

    (b) Percent of Class: 10.3% based on shares outstanding as of February 12, 2001.

    (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:  3,774,149*.

          (ii)   Shared power to vote or to direct the vote:  -0-.

          (iii)  Sole power to dispose or to direct the disposition of:
                 3,774,149*.

          (iv)   Shared power to dispose or to direct the disposition of:  -0-.

     * Represents (i) 2,874,922 shares of common stock, (ii) warrants to purchase 549,227 shares of common stock and (ii) 350,000 shares of common stock held by Forman Capital Partners I, LP.

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Item 5.   Ownership of Five Percent or Less of a Class
          Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not applicable.

Item 8.   Identification and Classification of Members of the Group
          Not applicable.

Item 9.   Notice of Dissolution of Group
          Not applicable.

Item 10.  Certification

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 13, 2000


                                    By: /s/  Peter A. Forman
                                        --------------------
                                             Peter A. Forman